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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

HIA, INC.
(Name of Subject Company (issuer))

HIA, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

404192106
(CUSIP Number of Class of Securities)

ALAN C. BERGOLD
PRESIDENT
HIA, INC.
4275 FOREST STREET
DENVER, COLORADO 80216
(303) 394-6040
(Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons)

Copy to:

ANDREW L. BLAIR, JR., ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

CALCULATION OF FILING FEE*

Transaction valuation	Amount of filing fee
$500,000	$40.45

*
Filing fee is $80.90 per $1,000,000 of the aggregate dollar amount of cash being offered by the Company which equals $40.45 based on the Company's offer to purchase 1,000,000 shares of its common stock for a price of $0.50 per share.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO relates to the tender offer by HIA, Inc., a New York corporation, to purchase up to 1,000,000 shares of its common stock, par value $0.01 per share, at a price of $0.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 2003 and the related Letter of Transmittal. Copies of the Offer to Purchase, the related Letter of Transmittal and certain other relevant documents are filed as exhibits hereto.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The issuer of the securities is HIA, Inc., a New York corporation, the address of its principal executive office, and its mailing address, is 4275 Forest Street, Denver, Colorado 80216, and the telephone number of its principal executive office is (303) 394-6040.

        (b)    Securities.    HIA, Inc. is offering to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share. As of August 29, 2003, there were 10,733,700 shares of common stock outstanding and no outstanding stock options.

        (c)    Trading Market and Price.    The information set forth in "Summary" and "Section 8. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)    Name and Address.    The Filing Person is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

        (b)    Purchases.    Officers, directors or affiliates of the Subject Company may participate in the offer on the same basis as our other shareholders. We have been advised that none of our officers, directors or affiliates intends to tender shares pursuant to the offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)    Agreements Involving Subject Company's Securities.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

        (a)    Purposes.    The Information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The Information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions.    The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (c)    Borrowed Funds.    The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)    Securities Ownership.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

        (a)    Solicitations or Recommendations.    The information set forth in "Section 15. Solicitation Fees and Expenses," and "Section 16. Where You Can Obtain Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a)-(b) Not applicable

ITEM 11. ADDITIONAL INFORMATION.

        (a)    Additional Information.

          (1)    Agreements.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

          (2)    Regulatory Requirements and Legal Proceedings.    The information set forth in "Section 12. Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

        99(a)(1)(A)    Form of Offer to Purchase, dated September 15, 2003.

        99(a)(1)(B)    Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

        99(a)(1)(C)    Form of Letter to Shareholders of the Company, dated September 15, 2003, from Alan C. Bergold, President of the Company.

        99(a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        99(a)(1)(E)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.

        99(a)(1)(F)    Form of Notice of Guaranteed Delivery.

        99(b)(1)    Second Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrowers and Wells Fargo Bank West, National Association (as successor in interest to Norwest Bank Colorado, National Association) as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association (incorporated by reference from Exhibits 10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999).

        99(b)(2)    First Amendment to Credit Agreement, dated as of April 13, 2000.

        99(b)(3)    Second Amendment to Credit Agreement, dated as of July 31, 2000.

        99(b)(4)    Third Amendment to Credit Agreement, dated as of December 12, 2000.

        99(b)(5)    Fourth Amendment and Waiver to Credit Agreement, dated as of June 12, 2001.

        99(b)(6)    Fifth Amendment to Credit Agreement, dated as of August 15, 2002.

        99(b)(7)    Sixth Amendment to Credit Agreement, dated as of June 17, 2003.

        99(d)    Shareholders Agreement, dated May 23, 2001 among HIA, Inc. and Carl J. Bentley, Alan C. Bergold and Don Champlin.

        99(g)    Not applicable.

        99(h)    Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

September 15, 2003	HIA, INC.
	By:	/s/ ALAN C. BERGOLD Alan C. Bergold President

INDEX TO EXHIBITS

Exhibit Number	Description
99(a)(1)(A)	Form of Offer to Purchase, dated September 15, 2003.
99(a)(1)(B)	Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.
99(a)(1)(C)	Form of Letter to Shareholders of the Company, dated September 15, 2003, from Alan C. Bergold, President of the Company.
99(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.
99(a)(1)(F)	Form of Notice of Guaranteed Delivery.
99(b)(1)
Second Amended and Restated Credit Agreement (the 'Credit Agreement'), dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrowers and Wells Fargo Bank West, National Association (as successor in interest to Norwest Bank Colorado, National Association) as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association (incorporated by reference from Exhibits 10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999).
99(b)(2)	First Amendment to Credit Agreement, dated as of April 13, 2000.
99(b)(3)	Second Amendment to Credit Agreement, dated as of July 31, 2000.
99(b)(4)	Third Amendment to Credit Agreement, dated as of December 12, 2000.
99(b)(5)	Fourth Amendment and Waiver to Credit Agreement, dated as of June 12, 2001.
99(b)(6)	Fifth Amendment to Credit Agreement, dated as of August 15, 2002.
99(b)(7)	Sixth Amendment to Credit Agreement, dated as of June 17, 2003.
99(d)	Shareholders Agreement, dated May 23, 2001 among HIA, Inc. and Carl J. Bentley, Alan C. Bergold and Don Champlin.
99(g)	Not applicable.
99(h)	Not applicable.

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INTRODUCTORY STATEMENT
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
INDEX TO EXHIBITS